14041350

RECEIVED
MAIL PROCESSING SECTION
AUG 2 8 2014
WASH. D.C. 191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abbey Capital (US) LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, Suite 602
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000 (Address) New York (City) NY (State) 10119 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/27/14

8/28/14

State of New York } s.s.
County of New York }

OATH OR AFFIRMATION

I, Brian Opatosky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abbey Capital (US) LLC, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP

Title

Notary Public

DAVID MICHAEL ROBERTS
Notary Public - State of New York
NO. 01RO6285262
Qualified in New York County
My Commission Expires Jul 1, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Abbey Capital (US) LLC

Report on Audit of Financial Statements and Supplementary Information

As of and for the Year Ended June 30, 2014

Abbey Capital (US) LLC

Contents
As of and for the Year Ended June 30, 2014

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Suite 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Abbey Capital (US) LLC
New York, New York

We have audited the accompanying financial statements of Abbey Capital (US) LLC (the "Company"), which comprise the statement of financial condition as of June 30, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Abbey Capital (US) LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Abbey Capital (US) LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

To the Member
Abbey Capital (US) LLC

The Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Abbey Capital (US) LLC's financial statements. The supplemental information is the responsibility of Abbey Capital (US) LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause LLP

New York, New York
August 19, 2014

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
June 30, 2014

ASSETS

Cash and cash equivalents	$	239,668
Accounts Receivable		192,629
Prepaid Expenses		38,981
Security Deposit		34,444
TOTAL ASSETS	$	505,722

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	44,387
Tax Liabilities		8,321
LIABILITIES		52,708
MEMBER'S EQUITY		453,014
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	505,722

See Independent Auditors' Report and
Notes to Financial Statements.

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
Year Ended June 30, 2014

REVENUE:	
Reimbursement from Related Party	$ 3,098,856
OPERATING EXPENSES:	
Salaries, commissions and related costs	2,118,803
Rent Expense	252,429
Travel expenses	202,999
Insurance	152,708
Office and other expenses	90,215
Professional fees	87,215
Regulatory fees	30,164
Telephone	14,470
Dues and subscriptions	5,247
Total expenses	2,954,250
NET INCOME BEFORE PROVISION FOR INCOME TAXES	$ 144,606
Provision for Income Taxes	53,123
NET INCOME	$ 91,483

See Independent Auditors' Report and
Notes to Financial Statements.

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Members' Equity
Year Ended June 30, 2014

MEMBER'S EQUITY JULY 1, 2013	$	361,531
Net income		91,483
MEMBER'S EQUITY, JUNE 30, 2014	$	453,014

See Independent Auditors' Report and
Notes to Financial Statements.

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
Year Ended June 30, 2014

OPERATING ACTIVITIES:		
Net income	$	91,483
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		320
Deferred income taxes		(144)
Changes in operating asssets and liabilities		
Increase in receivables		(86,195)
Increase in prepaid assets		(28,739)
Decrease in other assets		3,008
Increase in tax liabilities		39,019
Decrease in accounts payable and accrued expenses		(25,313)
Net cash used in operating activities		(6,561)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(6,561)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		246,229
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	239,668

Supplemental Cash Flow Information		
Cash paid during the year for income taxes	$	43,000

See Independent Auditors' Report and
Notes to Financial Statements.

1. Organization and Nature of Business

Abbey Capital (US) LLC (the "Company" or the "LLC"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Abbey Capital Limited (the "Parent"), a company domiciled in Dublin, Ireland, has a 100% member interest in the Company. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions. The LLC's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The LLC has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue recognition - Expenditures, excluding income taxes, incurred by the Company are reimbursed by the Parent on a monthly basis and recorded as revenue. The reimbursement equals 104.9% of the Company's expenditures less income taxes based on a transfer pricing agreement.

Income taxes – The LLC is taxed as a C Corporation and monthly accruals are recorded based on federal, state and city tax tables. The LLC's income tax returns are subject to examination by the federal, state and city taxing authorities, and changes, if any, could adjust the individual income tax of the Members.

Uncertain tax positions - The LLC has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position for the year ended June 30, 2014, and does not expect any material adjustments to be made. The tax years 2013, 2012, and 2011 remain open to examination by the major taxing jurisdictions to which the LLC is subject.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

At June 30, 2014, the LLC had a receivable from the Parent of $192,629 related to reimbursement of expenses incurred as defined in the transfer pricing agreement. The receivable was paid in July 2014. For the year ended June 30, 2014, the LLC earned $3,098,856 as revenue for its services, which represents 100% of revenue earned.

4. Income Taxes

The Company's income tax provision consists primarily of Federal, state and local income taxes. The primary difference between the Company's Federal statuatory tax rate and its effective tax rate is due to the benefit of state and local taxes. The current and deferred portions of income tax expense included in the statement of income determined in accordance with ASC 740 are as follows:

Federal	$30,635
State and Local	$22,488
Toral	$53,123

5. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2014, the LLC had net capital of $186,960 which was $181,960 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 28.19%.

6. Concentration of Credit Risk

The Company relies upon the financial support of the Parent. A withdrawal of support would have material adverse effect upon the Company's ability to continue as a going concern.

7. Employee Benefit Plan

The Company participates in a 401(k) plan covering substantially all employees, which provides for annual contributions as determined by the Company. For the year ended June 30, 2014, the Company made $60,699 in contributions.

8. Indemnifications

In the normal course of its business, the LLC may indemnify and guarantee certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and therefore has not recorded any contingent liability in the financial statements for these potential indemnifications.

The LLC may provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. When applicable, these indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and therefore has not recorded any contingent liability in the financial statements for these indemnifications.

9. Subsequent Events

The LLC has evaluated all subsequent events from the date of the balance sheet through August 19, 2014, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended June 30, 2014

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	453,014
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(266,054)
NET CAPITAL	$	186,960
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	52,708
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	5,000
Excess net capital	$	181,960
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	180,960
Percentage of aggregate indebtedness to net capital		28.19%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2014.

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Suite 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Abbey Capital (US) LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2014, which were agreed to by Abbey Capital (US) LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. This procedure was not required since there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

To the Member
Abbey Capital (US) LLC

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause LLP

New York, New York
August 19, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended June 30 , 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Abbey Capital US LLC
330 Madison Avenue, Suite 602
New York, NY 10017-5001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

2. A.	General Assessment (item 2e from page 2)		$7,747
B.	Less payment made with SIPC-6 filed (exclude interest) 1/23/2014 Date Paid		(2857)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$4,890
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$4,890	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Abbey Capital US LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20__
and ending __________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,098,856

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $3,098,856

2e. General Assessment @ .0025 $7,747

(to page 1, line 2.A.)

Abbey Capital (US), LLC

Exemption Report under SEC Rule 15c3-3

From June 1, 2014 through June 30, 2014

Abbey Capital (US), LLC

Contents
From June 1, 2014 through June 30, 2014

BAKER TILLY

formerly
HOLTZ RUBENSTEIN REMINICK

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Suite 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Abbey Capital (US) LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Abbey Capital (US) LLC ("Abbey") identified the following provision of 17 C.F.R. § 15c3-3(k) under which Abbey claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Abbey stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Abbey's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abbey's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
August 19, 2014

August 19, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To whom it may concern:

Abbey Capital (US) LLC claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from June 1, 2014 - June 30, 2014. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Kind Regards,

Brian Opatosky
Senior Vice President, Abbey Capital (US) LLC